Exhibit 99.1

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212–325–5200 Fax +1 212–325–6665

Media Release

Credit Suisse AG Announces the Reverse Split of Its UGAZ ETNs

New York, December 16, 2019

Credit Suisse AG announced today that it will implement a 1-for-10 reverse split of its VelocityShares™ 3x Long Natural Gas ETNs (“UGAZ”), expected to be effective as of December 23, 2019.

The reverse split will be effective at the open of trading on December 23, 2019. UGAZ will begin trading on the NYSE Arca on a reverse split-adjusted basis on December 23, 2019. Holders of UGAZ who purchase such ETNs prior to December 23, 2019 will receive one reverse split-adjusted ETN for every ten pre-reverse split ETNs.

In addition, such purchasers that hold a number of ETNs not evenly divisible by ten will receive a cash payment for any fractional ETNs remaining (the “partials”). The cash amount due on any partials will be determined on December 30, 2019 based on the closing indicative value of UGAZ on such date and will be paid by Credit Suisse AG on or about January 3, 2020.

The closing indicative value of UGAZ on December 20, 2019 will be multiplied by ten to determine the reverse split-adjusted closing indicative value. Following the reverse split, UGAZ will have a new CUSIP but will retain its current ticker symbol.

The reverse split will affect the trading denomination of UGAZ, but it will not have any effect on the stated principal amount of the ETNs, except that the stated principal amount will be reduced by the corresponding aggregate amount of any cash payments for “partials.”

Illustration of Reverse Split

The following table shows the effect of a 1-for-10 reverse split on the hypothetical closing indicative value of the ETNs. The closing indicative value of the ETNs is not the same as the trading price of the ETNs.

	Number of ETNs	Hypothetical Closing Indicative Value	Aggregate Closing Indicative Value
Pre-Reverse Split	100,000	$5.00	$500,000
1-for-10 Post-Reverse Split	10,000	$50.00	$500,000

None of the other exchange traded notes issued by Credit Suisse AG are affected by these announcements.

Reverse Split	Exchange Ticker Symbol	Current CUSIP / New CUSIP
VelocityShares™ 3x Long Natural Gas ETN due February 9, 2032	UGAZ	22539T217 / 22539T183

Media Release December 16, 2019 Page 2 / 2

Press Contacts

Karina Byrne, Credit Suisse AG, telephone +1 212 538 8361, karina.byrne@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 47,440 people. The registered shares (CSGN) of Credit Suisse AG's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.